

June 4, 2012

Via Email
Barry Welch
Chief Executive Officer
Atlantic Power Corporation
200 Clarendon Street, Floor 25
Boston, Massachusetts 02116

> **Re:** **Atlantic Power Corporation**
> **Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-181224**
>
> **Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-181225**

Dear Mr. Welch:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 File No. 333-181224

1. We note that you have excluded information that you are not entitled to omit under Rule 430A. Please include this information with your next amendment and provide us with sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In this regard, please note that disclosure of the principal amount of securities being offered is not pricing information that you may omit under Rule 430A. For guidance, please refer to our Securities Act Rules Compliance and Disclosure Interpretation 227.02, which is available on our website.

Cover Page

2. Please identify your lead underwriter(s) in your next amendment. Please note that we may defer further review of your filing until this information is provided. See Item 501(b)(8) of Regulation S-K.

Signatures, page II-4

3. Please revise page II-4 to use the signature certification language set forth in Form S-1. It appears that you have inaccurately used the certification language set forth in Form S-3.

Index to Exhibits, page II-6

4. Please file all required exhibits, including the underwriting agreement and the legal opinion, in a timely manner so that we may have sufficient time to review them before you request acceleration of the effective date of your registration statement.

Registration Statement on Form S-1 File No. 333-181225

General

5. Please apply the above comments to your Form S-1 File No. 333-181225 as applicable.

Cover Page

6. We note that your fee table indicates that you also intend to register the offering of the common stock underlying the debentures. Please provide the disclosure required by Item 501 of Regulation S-K with respect to the common stock.

Description of Debentures, page 39

Conversion privilege, page 40

7. We note your statement in the first sentence under this subheading on page 40 that the debentures will be convertible into "fully paid, non-assessable and freely-tradeable common shares…." This is a legal conclusion that you are not qualified to make. Please revise your disclosure to remove this statement, or to identify this statement as an opinion of counsel, attribute it to counsel, and file counsel's consent to be named in this section.

Exhibit 4.10 Form of Second Supplemental Indenture

8. Please file this exhibit with your next amendment.

Exhibit 25.1 Form T-6 Statement of Eligibility

9. We note that you have incorporated by reference your Form T-6 that was filed on September 27, 2010. Please provide us with your detailed analysis of whether you appropriately filed a Form T-6, or rather should have initially filed a Form T-1 in reliance on Rule 10a-5 under the Trust Indenture Act. In this regard, we note that the discussion in response to Item 15 of the Form T-6 appears to address some of this issue, but does not provide a complete analysis nor a conclusion.

10. Notwithstanding the preceding comment, please note that regardless of whether the September 27, 2010 Form T-6 filing was appropriate you may not incorporate the filing by reference and must now file a Form T-1. See General Instruction A.2. to Form T-6. For additional guidance, please also refer to Trust Indenture Act Compliance and Disclosure Interpretation Question 108.02 regarding the inability to incorporate by reference Form T-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

                                         Sincerely,

                                         /s/ Lilyanna L. Peyser for

                                         Mara L. Ransom
                                         Assistant Director

cc: Yoel Kranz
         Goodwin Procter LLP
         Via Email